Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited consolidated statement of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

	Note	For the six months ended December 31,
		2020	2021
		RMB’000	RMB’000
Revenue	4	4,369,860	5,426,908
Cost of sales	6	(3,204,716)	(3,835,566)
Gross profit		1,165,144	1,591,342
Other income	5	43,804	18,586
Selling and distribution expenses	6	(627,492)	(725,622)
General and administrative expenses	6	(441,163)	(432,696)
Other net (loss)/ income	7	(70,755)	45,964
Credit loss on trade and other receivables		(17,387)	(19,091)
Impairment loss on non-current assets		—	(9,536)
Operating profit		52,151	468,947
Finance income		23,044	26,437
Finance costs		(13,860)	(17,266)
Net finance income	8	9,184	9,171
Fair value changes of redeemable shares with other preferential rights		(1,625,287)	—
Share of loss of an equity-accounted investee, net of tax		—	(8,162)
(Loss)/ profit before taxation		(1,563,952)	469,956
Income tax expense	9	(91,615)	(131,338)
(Loss)/ profit for the period		(1,655,567)	338,618
Attributable to:
Equity shareholders of the Company		(1,651,857)	336,779
Non-controlling interests		(3,710)	1,839
(Loss)/profit for period		(1,655,567)	338,618
(Loss)/earnings per share
Basic (loss)/earnings per share (RMB)	10	(1.52)	0.28
Diluted (loss)/earnings per share (RMB)	10	(1.52)	0.28

The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited consolidated statement of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi)

	Note	For the six months ended December 31,
		2020	2021
		RMB’000	RMB’000
(Loss) / profit for the period		(1,655,567)	338,618
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	11	(47,773)	9,177
Other comprehensive (loss) / income for the period		(47,773)	9,177
Total comprehensive (loss) / income for the period		(1,703,340)	347,795
Attributable to:
Equity shareholders of the Company		(1,698,955)	345,545
Non-controlling interests		(4,385)	2,250
Total comprehensive (loss) / income for the period		(1,703,340)	347,795

The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited consolidated statement of financial position

(Expressed in thousands of Renminbi)

	Note	As at June 30,	As at December 31,
		2021	2021
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	12	76,316	376,021
Right-of-use assets	13	689,887	2,391,803
Intangible assets	14	61,005	53,319
Goodwill	15	19,640	19,640
Deferred tax assets	9(c)	168,552	161,018
Prepayments	16	138,481	203,390
Interest in an equity-accounted investee	17	352,062	—
		1,505,943	3,205,191
Current assets
Other investments	18	102,968	208,289
Inventories	19	1,496,061	1,360,994
Trade and other receivables	20	824,725	1,113,506
Cash and cash equivalents	21	6,771,653	5,151,456
Restricted cash	22	3,680	7,347
		9,199,087	7,841,592
Total assets		10,705,030	11,046,783
EQUITY
Share capital	28	92	92
Additional paid-in capital	28	8,289,160	7,982,522
Other reserves	28	928,005	999,697
Accumulated losses		(2,558,291)	(2,245,972)
Equity attributable to equity shareholders of the Company		6,658,966	6,736,339
Non-controlling interests		(6,812)	(4,562)
Total equity		6,652,154	6,731,777

Unaudited consolidated statement of financial position (continued)

(Expressed in thousands of Renminbi)

	Note	As at June 30,	As at December31,
		2021	2021
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Contract liabilities		59,947	53,572
Loans and borrowings	24	6,925	6,369
Lease liabilities	26	483,144	411,304
Deferred income	27	20,005	16,729
		570,021	487,974
Current liabilities
Loans and borrowings	24	13,669	5,182
Trade and other payables	25	2,809,182	3,189,086
Contract liabilities	4	266,919	276,537
Lease liabilities	26	321,268	268,425
Deferred income	27	6,060	5,980
Current taxation		65,757	81,822
		3,482,855	3,827,032
Total liabilities		4,052,876	4,315,006
Total equity and liabilities		10,705,030	11,046,783

The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited consolidated statement of changes in equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC			Non-	Total
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		controlling	(deficit)/
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)
Changes in equity for the six months ended December 31, 2020
Loss for the period		—	—	—	—	—	—	—	(1,651,857)	(1,651,857)	(3,710)	(1,655,567)
Other comprehensive loss for the period		—	—	—	—	—	(47,098)	—	—	(47,098)	(675)	(47,773)
Total comprehensive loss for the period		—	—	—	—	—	(47,098)	—	(1,651,857)	(1,698,955)	(4,385)	(1,703,340)
Capital injection from shareholders		1	1,193	—	—	—	—	—	—	1,194	—	1,194
Consolidation of special purpose vehicles		—	973	—	(973)	—	—	—	—	—	—	—
Issuance of ordinary shares relating to initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		9	4,178,851	—	—	—	—	—	—	4,178,860	—	4,178,860
Release of ordinary shares from share award scheme		5	(18,065)	—	18,060	—	—	—	—	—	—	—
Conversion of Series A preferred shares into Class A ordinary shares		8	3,963,835	—	—	—	—	—	—	3,963,843	—	3,963,843
Equity settled share-based transactions	29	—	—	—	—	216,377	—	—	—	216,377	—	216,377
Appropriation to statutory reserve		—	—	—	—	—	—	17,753	(17,753)	—	—	—
Balance at December 31, 2020		92	8,289,160	117,912	(2,306)	702,815	(52,493)	64,175	(2,794,665)	6,324,690	9,198	6,333,888

Unaudited consolidated statement of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC			Non-
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		controlling	Total
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the six months ended December 31, 2021
Profit for the period		—	—	—	—	—	—	—	336,779	336,779	1,839	338,618
Other comprehensive income for the period		—	—	—	—	—	8,766	—	—	8,766	411	9,177
Total comprehensive income for the period		—	—	—	—	—	8,766	—	336,779	345,545	2,250	347,795
Dividend declared	28(c)	—	(306,255)	—	—	—	—	—	—	(306,255)	—	(306,255)
Exercise of options	28(a)(i)	—	287	—	—	—	—	—	—	287	—	287
Release of ordinary shares from share award scheme	28(a)(i)	—	(670)	—	670	—	—	—	—	—	—	—
Repurchase of shares	28(b)	—	—	—	(12,604)	—	—	—	—	(12,604)	—	(12,604)
Equity settled share-based transactions	29	—	—	—	—	50,400	—	—	—	50,400	—	50,400
Appropriation to statutory reserve		—	—	—	—	—	—	24,460	(24,460)	—	—	—
Balance at December 31, 2021		92	7,982,522	117,912	(14,240)	818,157	(11,240)	89,108	(2,245,972)	6,736,339	(4,562)	6,731,777

*	The amount was less than RMB1,000.

The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited consolidated statement of cash flows

(Expressed in thousands of Renminbi)

	Note	For the six months ended December 31,
		2020	2021
		RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	23(a)	892,872	840,842
Income tax paid		(86,449)	(109,101)
Net cash from operating activities		806,423	731,741
Cash flows from investing activities
Payment for purchase of property, plant and equipment and intangible assets		(29,108)	(228,585)
Payment for acquisition of land use right		—	(891,428)
Proceeds from disposal of property, plant and equipment and intangible assets		3,324	—
Payment for purchase of other investments		(10,178,770)	(9,213,034)
Proceeds from disposal of other investments		10,078,770	9,113,034
Interest income		23,044	26,437
Investment income from other investments		14,965	40,446
Proceeds from repayment from related parties		14,713	—
Payments for investment in an equity-accounted investee		(355,927)	—
Acquisition of a subsidiary, net of cash acquired	30	—	(683,483)
Net cash used in investing activities		(428,989)	(1,836,613)

Cash flows from financing activities
Proceeds from capital injection from shareholders, subscription of restricted shares and exercise of options		2,619	287
Proceeds from initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		4,178,860	—
Repayment of loans and borrowings	23(b)	(400,267)	(503)
Payment of capital element and interest element of lease liabilities	23(b)	(140,082)	(163,716)
Payments for repurchase of shares		—	(12,604)
Prepayment for repurchase of shares		—	(13,042)
Interest paid	23(b)	(1,488)	(881)
Dividends paid	28(c)	—	(306,255)
Net cash from/(used in) financing activities		3,639,642	(496,714)
Net increase/(decrease) in cash and cash equivalents		4,017,076	(1,601,586)
Cash and cash equivalents at the beginning of the period		2,853,980	6,771,653
Effect of movements in exchange rates on cash held		(30,582)	(18,611)
Cash and cash equivalents at the end of the period	21	6,840,474	5,151,456

Notes to the unaudited condensed interim financial statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1 General information and basis of preparation

1.1General information

MINISO Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company completed its initial public offering (“IPO”) on October 15, 2020 and the Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since then. Each ADS of the Company represents four ordinary shares.

The Company and its subsidiaries (together, the “Group”) are principally engaged in the retail and wholesale of lifestyle and pop toy products across the People’s Republic of China (the “PRC”) and other countries in Asia, America, and Europe, etc. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries.

1.2Basis of preparation

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board. It has also been prepared in accordance with the same accounting policies adopted in the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2021 (“Annual Financial Statements”) and should be read in conjunction with the Annual Financial Statements. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). However, selected explanatory notes are included to explain events and transactions that are significant for understanding of the changes in the Group’s financial position and performance since the Annual Financial Statements.

2 Accounting judgements and estimates

In preparing these condensed interim financial statements, management has made judgements and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Annual Financial Statements.

3 Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented the two reportable segments, MINISO brand and TOP TOY brand, during the sixth months ended December 31, 2020 and 2021.

No other operating segments have been aggregated to these two reportable segments, but have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the six months ended December 31, 2020 and 2021. The segment information is as follows:

Reportable segments	Operations
MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the six months ended December 31, 2020
				Other
	Reportable segments			segment	Total
			Total
		TOP TOY	reportable
	MINISO brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	4,237,663	2,617	4,240,280	129,580	4,369,860
Inter-segment revenue	—	—	—	30,474	30,474
Segment revenue	4,237,663	2,617	4,240,280	160,054	4,400,334
Segment profit/(loss) before taxation	39,401	(2,667)	36,734	24,601	61,335
Finance income	22,449	1	22,450	594	23,044
Finance costs	(13,437)	(413)	(13,850)	(10)	(13,860)
Depreciation and amortization	(123,249)	(1,956)	(125,205)	(178)	(125,383)
Other material non-cash items:
- credit loss on trade and other receivables	(17,397)	(5)	(17,402)	15	(17,387)
- impairment loss on non-current assets	—	—	—	—	—
Segment assets	9,684,209	85,413	9,769,622	181,285	9,950,907
Segment liabilities	3,786,289	87,417	3,873,706	99,313	3,973,019

	As at and for the six months ended December 31, 2021
				Other
	Reportable segments			segment	Total
			Total
		TOP TOY	reportable
	MINISO brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	5,074,106	240,328	5,314,434	112,474	5,426,908
Inter-segment revenue	—	—	—	81,600	81,600
Segment revenue	5,074,106	240,328	5,314,434	194,074	5,508,508
Segment profit/(loss) before taxation	527,792	(65,062)	462,730	27,808	490,538
Finance income	24,527	25	24,552	1,626	26,178
Finance costs	(13,623)	(3,634)	(17,257)	(9)	(17,266)
Depreciation and amortization	(166,002)	(5,235)	(171,237)	(279)	(171,516)
Other material non-cash items:
- credit loss on trade and other receivables	(17,567)	(1,498)	(19,065)	(26)	(19,091)
- impairment loss on non-current assets	(6,072)	(3,464)	(9,536)	—	(9,536)
Segment assets	8,031,709	500,871	8,532,580	179,021	8,711,601
Segment liabilities	3,633,069	567,821	4,200,890	50,319	4,251,209

(ii)	Reconciliations of information on reportable segments to the amounts reported in the condensed interim financial statements

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	4,240,280	5,314,434
Revenue for other segment	160,054	194,074
Elimination of inter-segment revenue	(30,474)	(81,600)
Consolidated revenue	4,369,860	5,426,908

ii. (Loss)/profit before taxation
Total profit before taxation for reportable segments	36,734	462,730
Profit before taxation for other segment	24,601	27,808
Unallocated amounts:
—Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—
—Share of loss of an equity-accounted investee, net of tax expense	—	(8,162)
—Expenses relating to construction of headquarter building and depreciation expense of apartments for use as staff quarters	—	(12,420)
Consolidated (loss)/profit before taxation	(1,563,952)	469,956

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	10,188,040	8,532,580
Assets for other segment	164,928	179,021
Other unallocated amounts
—Interest in an equity-accounted investee	352,062	—
—Assets relating to construction of headquarter building	—	2,079,826
—Apartments for use as staff quarters	—	255,356
Consolidated total assets	10,705,030	11,046,783

iv. Liabilities
Total liabilities for reportable segments	3,995,757	4,200,890
Liabilities for other segments	57,119	50,319
Other unallocated amounts
—Liabilities relating to construction of headquarter building	—	63,797
Consolidated total liabilities	4,052,876	4,315,006

v. Other material items

	For the six months ended December 31, 2020
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amounts	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	22,450	594	—	23,044
Finance costs	(13,850)	(10)	—	(13,860)
Depreciation and amortization	(125,205)	(178)	—	(125,383)
Credit loss on trade and other receivables	(17,402)	15	—	(17,387)

	For the six months ended December 31, 2021
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amounts	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	24,552	1,626	259	26,437
Finance costs	(17,257)	(9)	—	(17,266)
Depreciation and amortization	(171,237)	(279)	(11,110)	(182,626)
Credit loss on trade and other receivables	(19,065)	(26)	—	(19,091)
Impairment loss on non-current assets	(9,536)	—	—	(9,536)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile)	3,556,678	4,086,285
Other Asian countries excluding the PRC	424,878	571,636
America	277,743	595,630
Europe	64,260	119,013
Others	46,301	54,344
	4,369,860	5,426,908

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	902,793	2,564,864
Other Asian countries excluding the PRC	82,414	75,735
America	191,304	185,016
Europe	22,399	15,168
	1,198,910	2,840,783

Non-current assets exclude deferred tax assets and non-current prepayments.

4 Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s own mobile applications and self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 3).

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Major products / service lines
— Sales of lifestyle and pop toy products
— Retail sales in self- operated stores	168,398	291,238
— Product sales to franchisees	2,712,007	2,988,169
— Sales to offline distributors	684,296	1,073,836
— Online sales	295,690	367,075
— Other sales channels	12,804	97,293
Sub-total	3,873,195	4,817,611
—License fees, sales-based royalties, and sales-based management and consultation service fees
— License fees	30,694	51,372
— Sales-based royalties	48,093	53,392
— Sales-based management and consultation service fees	240,465	263,002
Sub-total	319,252	367,766
— Others*	177,413	241,531
	4,369,860	5,426,908

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors.

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Primary geographical markets
— the PRC	3,556,678	4,086,285
— Other Asian countries excluding the PRC	424,878	571,636
— America	277,743	595,630
— Europe	64,260	119,013
— Others	46,301	54,344
	4,369,860	5,426,908
Timing of revenue recognition
— Products transferred at a point of time	4,050,608	5,059,142
— Services transferred over time	319,252	367,766
Revenue from contracts with customers	4,369,860	5,426,908

(ii)	Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

		As at June 30,	As at December 31,
	Note	2021	2021
		RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’	20	315,001	360,720
Contract liabilities
—Current portion		(266,919)	(276,537)
—Non-current portion		(59,947)	(53,572)
Total contract liabilities		(326,866)	(330,109)

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Contract liabilities are analyzed as follows:
—Advance payments received from customers for purchase of goods	235,435	216,110
—Deferred revenue related to license fees	91,431	95,462
—Deferred revenue related to membership fees	—	18,537
Total contract liabilities	326,866	330,109

The Group requests 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees and membership fees received was recognized as contract liability.

Movements in contract liabilities are as follows:

Contract
liabilities
RMB’000
Balance at July 1, 2021	326,866
Decrease in contract liabilities as a result of recognizing revenue during the period that was included in the contract liabilities at the beginning of the period	(248,074)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	197,265
Increase in contract liabilities as a result of receiving payment of license fees	35,515
Increase in contract liabilities as a result of receiving payment of membership fees	18,537
Balance at December 31, 2021	330,109

As of June 30, 2021 and December 31, 2021, license fees expected to be recognized as revenue after one year were RMB 59,947,000 and RMB 53,572,000, respectively.

(iii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2021 and December 31, 2021, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB 91,431,000 and RMB 113,999,000, respectively. These amounts represented revenue of license fees and membership fees income expected to be recognized in the future from license agreements entered into with the franchisees and distributors and membership agreements. The Group will recognize the expected revenue in future over the remaining licensing period, which is expected to occur over the next 1 to 47  years and the next 1 to 46.5  years as at June 30, 2021 and December 31, 2021, respectively.

(iv)	COVID-19 impact on revenue

During the six months ended December 31, 2021, the emergence of new variants of COVID-19 in certain PRC areas has adversely impacted the Group’s retail sales and product sales to franchisees due to governmental restrictions in public places to reduce the spread of virus, while the sales of stores owned by overseas distributors gradually recovered although many of those stores that resumed operations also had reduced operating hours due to regional resurgences of COVID-19. The impact on sales in each overseas market has been dependent on the timing, severity and duration of the outbreak and measures implemented by government authorities to reduce the spread of COVID-19.

5 Other income

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Tax refund	203	1,610
Government grants (Note (i))	42,344	13,920
Income from depositary bank (Note 27)	1,257	3,056
	43,804	18,586

Note:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC during the six months ended December 31, 2020 and 2021.

During the six months ended December 31, 2021, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule with an aggregated amount of USD1,320,000 (equivalent to RMB8,550,000) as disclosed in Note 24(a)(i).

6 Expenses by nature

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Cost of inventories (Note 19(a))	3,179,451	3,762,590
Payroll and employee benefits (Note (i))	523,397	451,593
Rental and related expenses	11,800	9,170
Depreciation and amortization (Note (ii))	125,383	182,626
Licensing expenses	43,114	73,946
Promotion and advertising expenses	95,643	137,067
Logistics expenses	102,879	150,679
Travelling expenses	28,095	37,400
Other expenses	163,609	188,813
Total cost of sales, selling and distribution and general and administrative expenses	4,273,371	4,993,884

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Salaries, wages and bonus	267,217	341,161
Contributions to social security contribution plan	22,800	38,482
Welfare expenses	17,003	21,550
Equity-settled share-based payment expenses (Note 29)	216,377	50,400

523,397	451,593

(ii)	Depreciation and amortization are analyzed as follows:

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Property, plant and equipment (Note 12)	14,147	25,937
Right-of-use assets (Note 13)	101,350	145,841
Intangible assets (Note 14)	9,886	10,848
	125,383	182,626

7 Other net (loss)/income

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Net foreign exchange loss	(85,366)	(11,489)
Losses on disposal of property, plants and equipment and intangible assets	(795)	(1,898)
Investment income from other investments (Note 18)	14,965	40,446
Scrap income	5,262	6,387
Net change in fair value of other investments	437	5,321
Others	(5,258)	7,197
	(70,755)	45,964

8 Net finance income

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Finance income
—Interest income	23,044	26,437
	23,044	26,437
Finance costs
—Interest on loans and borrowings	(1,062)	(302)
—Interest on lease liabilities	(12,798)	(16,964)
	(13,860)	(17,266)
	9,184	9,171

9 Income taxes

(a)	Taxation recognized in consolidated profit or loss:

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the period	96,177	124,979
Deferred tax
Origination and reversal of temporary differences (Note 9(c))	(4,562)	6,359
Tax expense	91,615	131,338

1)Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD 2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Group to benefit from the progressive rates.

3)	Mainland China

Under the Corporate Income Tax (“CIT”) Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

4)	United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%.

5)	Indonesia

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate on taxable income. In response to the COVID-19 outbreak, the statutory tax rate was progressively lowered from 25% to 22% for fiscal years ended December 31, 2020 and 2021, and will be further lowered to 20% starting from fiscal year ended December 31, 2022 onwards.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 26%.

7)	Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
(Loss)/profit before taxation	(1,563,952)	469,956
Notional tax on (loss)/profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	26,089	119,697
Tax effect of share-based compensation expenses and employee compensation expenses (Note 6(i))	54,094	12,600
Tax effect of other non-deductible expenses	4,915	1,662
Effect of preferential tax treatments on assessable profits of a subsidiary (Note 9(a)(3))	(19,362)	(10,080)
Tax effect of exempted and non-taxable interest income	(1,525)	(2,105)
Effect of unused tax losses not recognized	27,193	10,093
Effect of deductible temporary differences not recognized/(utilized)	211	(529)
Actual tax expenses	91,615	131,338

(c) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting period presented are as follows:

				Loss from waiver of
				intercompany
		Intra-group		receivables of
	Unused	unrealized	Credit loss and	discontinued
	tax losses	profits	impairment	operations	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax arising from:
At July 1, 2021	34,253	14,696	50,347	61,548	7,708	168,552
Charged to profit or loss	2,443	(4,351)	(5,645)	—	1,194	(6,359)
Exchange rate difference	(799)	(42)	(317)	—	(17)	(1,175)
At December 31, 2021	35,897	10,303	44,385	61,548	8,885	161,018

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

(d) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Deductible temporary differences	127,500	108,909
Cumulative tax losses	483,437	515,739
Total	610,937	624,648

(e) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized will expire as follows:

	As at June 30, 2021		As at December 31, 2021
		Expiry date		Expiry date
	RMB’000		RMB’000
Expire	147,928	2022-2042	187,778	2022-2042
Never expire	335,509		327,961

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that were established in recent years, which are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

(f) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2021 and December 31, 2021, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

10 (Loss)/earnings per share

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share has been based on the following (loss)/profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i)	(Loss)/profit attributable to ordinary shareholders (basic):

	For the six months ended
	December 31,
	2020	2021
	RMB’000	RMB’000
(Loss)/profit attributable to the equity shareholders of the Company	(1,651,857)	336,779
Less: Allocation of undistributed earnings to holders of unvested restricted shares	118,054	(944)
(Loss)/profit used to determine basic (loss)/earnings per share	(1,533,803)	335,835

The unvested restricted shares granted to employees under the 2018 and 2020 Share Award Scheme are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic loss per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii) Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,006,270,877 and 1,206,451,996, respectively in issue for the six months ended December 31, 2020 and 2021 was calculated as follows:

	For the six months ended
	December 31,
	2020	2021
	Number of shares
Issued ordinary share at July 1, 2020 and 2021	865,591,398	1,204,860,715
Effect of shares issued upon IPO and exercise of the over-allotment option	51,215,483	—
Effect of shares converted from Series A preferred shares	49,880,507	—
Effect of shares released from share award scheme and option plan (Note 29)	39,583,489	1,615,808
Effect of repurchase of shares (Note 28(b))	—	(24,527)
Weighted average number of ordinary shares	1,006,270,877	1,206,451,996

(b) Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per share during the six months ended December 31, 2020 as the effect of the restricted shares granted to employees and share options granted to employees would be anti-dilutive.

During the six months ended December 31, 2021, the calculation of diluted earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB336,779,000 and the weighted average number of ordinary shares of 1,217,411,723 shares, after adjusting by the dilutive effect of share award scheme and option plan, calculated as follows:

For the six months ended
December 31, 2021
Number of shares
Weighted average number of ordinary shares, basic	1,206,451,996
Dilutive effect of share award scheme and option plan (Note 29)	10,959,727
Weighted average number of ordinary shares, diluted	1,217,411,723

11 Other comprehensive (loss)/income

Amounts recognized in consolidated other comprehensive (loss)/income

	For the six months ended December 31, 2020
	Before-tax	Tax (expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(47,773)	—	(47,773)
Other comprehensive loss	(47,773)	—	(47,773)

	For the six months ended December 31, 2021
	Before-tax	Tax (expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	9,177	—	9,177
Other comprehensive income	9,177	—	9,177

12 Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2021	—	111,949	37,431	46,469	2,740	—	—	198,589
Acquisition of assets through acquisition of a subsidiary (Note 30)	—	—	—	—	—	—	10,276	10,276
Additions	242,639	28,236	10,109	4,786	232	17,724	23,512	327,238
Disposals	—	(5,470)	(2,900)	(3,450)	(351)	(102)	—	(12,273)
Exchange adjustments	—	(1,597)	(67)	(371)	(7)	—	—	(2,042)
At December 31, 2021	242,639	133,118	44,573	47,434	2,614	17,622	33,788	521,788

Accumulated depreciation:
At July 1, 2021	—	(41,007)	(18,626)	(22,923)	(1,510)	—	—	(84,066)
Charge for the period	(3,182)	(8,603)	(2,719)	(5,022)	(232)	(6,179)	—	(25,937)
Written back on disposals	—	5,041	1,456	2,291	267	19	—	9,074
Exchange adjustments	—	518	94	217	3	—	—	832
At December 31, 2021	(3,182)	(44,051)	(19,795)	(25,437)	(1,472)	(6,160)	—	(100,097)

Impairment:
At July 1, 2021	—	(36,432)	—	(1,775)	—	—	—	(38,207)
Addition	—	(6,865)	—	(2,672)	—	—	—	(9,537)
Written back on disposals	—	898	—	409	—	—	—	1,307
Exchange adjustments	—	703	—	64	—	—	—	767
At December 31, 2021	—	(41,696)	—	(3,974)	—	—	—	(45,670)

Net book value:
At December 31, 2021	239,457	47,371	24,778	18,023	1,142	11,462	33,788	376,021

Note: Apartments represent the apartments located in the PRC acquired from a third party during the six months ended December 31, 2021. As of December 31, 2021, the property ownership certificates of certain apartments were still under processing.

13 Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property	Warehouse equipment	Land use right
	(Note (i))	(Note (ii))	(Note (iii))	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2021	1,077,417	11,702	—	1,089,119
Acquisition of assets through acquisition of a subsidiary (Note 30)	—	—	1,781,595	1,781,595
Additions	156,303	414	—	156,717
Derecognition	(212,463)	(1,470)	—	(213,933)
Exchange adjustments	(9,269)	2	—	(9,267)
At December 31, 2021	1,011,988	10,648	1,781,595	2,804,231

Accumulated depreciation:
At July 1, 2021	(359,888)	(1,548)	—	(361,436)
Charge for the period	(135,926)	(1,988)	(7,927)	(145,841)
Derecognition	126,900	1,470	—	128,370
Exchange adjustments	3,707	(1)	—	3,706
At December 31, 2021	(365,207)	(2,067)	(7,927)	(375,201)

Impairment:
At July 1, 2021	(37,796)	—	—	(37,796)
Exchange adjustments	569	—	—	569
At December 31, 2021	(37,227)	—	—	(37,227)

Net book value:
At December 31, 2021	609,554	8,581	1,773,668	2,391,803

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the six months ended December 31
	2020	2021
	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	96,630	135,926
Warehouse equipment	4,720	1,988
Land use right	—	7,927
	101,350	145,841
Interest on lease liabilities (Note 8)	12,798	16,964
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30/December 31	15,116	18,318
Variable lease payments not included in the measurement of lease liabilities	1,803	2,902
COVID-19 rent concessions	(13,137)	(28,249)

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 23(c) and Note 26, respectively.

Notes:

(i)	Property – right-of-use assets

The Group leases properties for its offices space, warehouse storage and retail stores. The leases of offices space typically run for a period of two to fourteen years, leases of warehouse storage and retail stores typically run for two to ten years.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 1% to 15% of the annual sales that each store makes in excess of a certain breakpoint predetermined with landlord. These terms are common in retail stores in countries such as United states, Canada and Singapore where the Group operates. The relative magnitude of variable lease payments to fixed payments is low given sales from most stores with variable lease payments terms did not exceed the breakpoints. The Group expects the relative proportions of variable lease payments to fixed lease payments to increase in future years when sales from these stores increase.

(ii)	Warehouse equipment – right-of-use assets

The Group leases warehouse equipment, with lease terms of two to three years.

(iii)	Land use right

The Group acquired the land use right of a parcel of land located in the PRC during the six months ended December 31, 2021 through the acquisition of a subsidiary as disclosed in Note 30, with a lease term of forty years. As of December 31, 2021, the land use right certificate has not yet been obtained.

(iv)	Rental deposits

The refundable rental deposit itself is not part of the lease payments and is in the scope of IFRS 9. Therefore, the rental deposit should be measured at fair value on initial recognition. The difference between the initial fair value and the nominal value of the deposit is an additional lease payment made by the Group and it is included in the measurement of the right-of-use assets.

(v)	COVID-19-related concessions

The Group has applied the practical expedient introduced by the Amendment to IFRS 16, Leases, COVID-19-Related Rent Concessions and Amendment to IFRS 16, Leases, COVID-19-Related Rent Concessions beyond June 30, 2021 to all eligible rent concessions received by the Group during the six months ended December 31, 2020 and 2021.

14 Intangible assets

Software
RMB’000
Cost:
At July 1, 2021	107,583
Purchases	3,167
Exchange adjustments	(45)
At December 31, 2021	110,705

Accumulated amortization:
At July 1, 2021	(46,237)
Charge for the period	(10,848)
Exchange adjustments	15
At December 31, 2021	(57,070)

Impairment:
At July 1, 2021	(341)
Exchange adjustments	25
At December 31, 2021	(316)

Net book value:
At December 31, 2021	53,319

15 Goodwill

RMB’000
Cost:
At July 1, 2021 and December 31, 2021	19,640

Impairment:
At July 1, 2021 and December 31 2021	—

Carrying amount:
At December 31, 2021	19,640

16 Prepayments

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Prepayment for construction of a new headquarter building (Note 30)	—	200,000
Prepayment for purchase of apartments	133,458	—
Others	5,023	3,390
Total	138,481	203,390

17 Interest in an equity-accounted investee

In December 2020, the Company formed the entity YGF Investment V Limited (“YGF Investment”) in the BVI together with YGF MC Limited, a company controlled by the Controlling Shareholders, to acquire the land use right of a parcel of land in the PRC and to build a new headquarter building through the YGF Investment’s subsidiary in the PRC. The Company and YGF MC Limited held 20% and 80% of the shares of YGF Investment, respectively. As of June 30, 2021, the Company invested RMB356,000,000 in YGF Investment by cash and accounted for the entity using the equity method in the financial statements.

On October 27, 2021, the Company acquired the remaining 80% interest in YGF Investment and YGF Investment became a wholly-owned subsidiary of the Group since then. The directors of the Company determined that the transaction constituted an acquisition of assets and liabilities through acquisition of a subsidiary, as such, the previous 20% interest in YGF Investment was included as part of the cost of the acquisition and was not remeasured at the date of acquisition. Details of the acquisition is set out in Note 30.

18 Other investments

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Financial assets measured at FVTPL
- Investment in trust investment schemes	102,968	208,289

In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to March 2022. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2021 and December 31, 2021 was estimated to be RMB102,968,000 and RMB105,222,000, respectively.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2021 was estimated to be RMB103,067,000.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 31.

19 Inventories

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Finished goods	1,491,328	1,358,035
Low-value consumables	4,733	2,959
	1,496,061	1,360,994

(a)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Carrying amount of inventories sold	3,158,483	3,797,276
Write-down/(reversal of write-down) of inventories	20,968	(34,686)
Cost of inventories recognized in consolidated statements of profit or loss	3,179,451	3,762,590

20 Trade and other receivables

		As at June 30,	As at December 31,
	Note	2021	2021
		RMB’000	RMB’000
Current
Trade receivables		374,828	435,744
Less: loss allowance	31(a)	(59,827)	(77,064)
Trade receivables, net of loss allowance		315,001	358,680
Amounts due from related parties	34(c)	1,791	5,024
Miscellaneous expenses paid on behalf of franchisees		192,072	211,617
Value-added tax (“VAT”) recoverable		79,590	157,373
Rental deposits		94,423	111,473
Receivables due from online payment platforms and banks (i)		33,309	117,285
Prepayments for inventories		38,758	46,813
Prepayments for licensing expenses		11,503	23,105
Others		58,278	82,136
		824,725	1,113,506

Notes:

(i)	Receivables from online payment platforms mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.
(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.
(iii)	Trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in Note 31(a).

21 Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Cash on hand	549	680
Cash at bank	6,771,104	5,150,776
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statement of cash flows	6,771,653	5,151,456

22 Restricted cash

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Restricted cash	3,680	7,347

Restricted cash represents cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

23 Cash flow information

(a)	Reconciliation of (loss)/profit for the period to cash generated from operations:

		For the six months ended December 31,
	Note	2020	2021
		RMB’000	RMB’000
(Loss)/profit for the period		(1,655,567)	338,618
Adjustments for:
Interest on lease liabilities	8	12,798	16,934
Depreciation and amortization	6(ii)	125,383	182,626
Interest on loans and borrowings	8	1,062	302
Interest income	8	(23,044)	(26,437)
Investment income from other investments	7	(14,965)	(40,446)
Net change in fair value of other investments	7	(437)	(5,321)
Losses on disposal of property, plant and equipment and intangible assets	7	795	1,898
Impairment loss on non-current assets		—	9,536
Unrealized foreign exchange (gain)/loss		(21,293)	21,280
Effect of lease contract cancellation		(97)	(7,815)
Fair value changes of redeemable shares with other preferential rights		1,625,287	—
Share of loss of an equity-accounted investee, net of tax		—	8,162
Equity-settled share-based payment expenses	6(i)	216,377	50,400
Income tax	9(a)	91,615	131,338
Changes in working capital:
Inventories		(17,627)	135,067
Trade and other receivables		(35,698)	(272,198)
Contract liabilities		67,894	3,243
Trade and other payables		484,511	300,678
Restricted cash		6,518	(3,667)
Deferred income		29,360	(3,356)
Cash generated from operations		892,872	840,842

(b)	Reconciliation of liabilities arising from financing activities:

		Redeemable
		shares with
	Loans and	other preferential	Interest	Lease
	borrowings	rights	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 24			Note 26
At July 1, 2020	416,389	2,381,327	610	602,974	3,401,300
Changes from financing cash flows:
Repayment of loans and borrowings	(400,267)	—	—	—	(400,267)
Interest of loans and borrowings paid	—	—	(1,488)	—	(1,488)
Payment of capital element and interest element of lease liabilities	—	—	—	(140,082)	(140,082)
Total changes from financing cash flows	(400,267)	—	(1,488)	(140,082)	(541,837)

Exchange adjustments	(2,028)	(42,771)	(95)	21,973	(22,921)
Other changes:
Fair value changes of redeemable shares with other preferential rights	—	1,625,287	—	—	1,625,287
Decrease in redeemable shares with other preferential rights	—	(3,963,843)	—	—	(3,963,843)
Increase in lease liabilities from entering into new leases during the period	—	—	—	99,438	99,438
Decrease in lease liabilities from derecognition	—	—	—	(3,119)	(3,119)
Increase in interest expenses	—	—	1,062	12,798	13,860
Total other changes	—	(2,338,556)	1,062	109,117	(2,228,377)
At December 31, 2020	14,094	—	89	593,982	608,165

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	Note 24		Note 26
At July 1, 2021	20,594	667	804,412	825,673
Changes from financing cash flows:
Repayment of loans and borrowings	(503)	—	—	(503)
Interest of loans and borrowings paid	—	(881)	—	(881)
Payment of capital element and interest element of lease liabilities	—	—	(163,716)	(163,716)
Total changes from financing cash flows	(503)	(881)	(163,716)	(165,100)

Exchange adjustments	8	—	(1,884)	(1,876)
Other changes:
Increase in lease liabilities from entering into new leases during the period	—	—	156,717	156,717
Decrease in lease liabilities from derecognition	—	—	(132,764)	(132,764)
Increase in interest expenses	—	302	16,964	17,266
Forgiveness of loans and borrowings	(8,548)	—	—	(8,548)
Total other changes	(8,548)	302	40,917	32,671
At December 31, 2021	11,551	88	679,729	691,368

(c)	Total cash out flow for leases:

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Within operating cash flows	(16,919)	(21,220)
Within financing cash flows	(140,082)	(163,716)
	(157,001)	(184,936)

24 Loans and borrowings

(a)	The analysis of the carrying amount of loans and borrowings is as follows:

		As at June 30,	As at December 31,
	Note	2021	2021
		RMB’000	RMB’000
Non-current liabilities
Borrowings from existing non-controlling interest shareholders	(iii)	6,612	6,369
Other borrowings		313	—
		6,925	6,369

Current liabilities
Current portion of unsecured bank loans	(i)	8,921	—
Current portion of borrowings from former and existing non-controlling interest shareholders	(ii)	4,748	4,882
Other borrowings		—	300
		13,669	5,182

Notes:

(i)	In April 2020, under the rules issued by the U.S. Small Business Administration (SBA) implementing the Paycheck Protection Program under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the “Paycheck Protection Program Rule”), the subsidiaries in the U.S. obtained unsecured bank loans with an aggregated amount of USD1,381,000 (equivalent to RMB8,921,000 on June 30, 2021). The loans bear an interest rate of 0.98% per annum with a term of 2 years and will expire in April 2022. Under the Paycheck Protection Program Rule, loan forgiveness will be provided for documented payroll costs and covered rent payments and utilities that qualify SBA requirements. As of June 30, 2021, the Group had not qualified for the loan forgiveness. During the six months ended December 31, 2021, the Group was assessed to be qualified for a loan forgiveness for an amount of USD1,320,000 (equivalent to RMB8,550,000) and recognized such amount in the consolidated statement of profit or loss. The remaining loan balance of USD80,000 was repaid in September 2021.
(ii)	The current portion of long-term borrowings from former non-controlling interest shareholders outstanding as of June 30, 2021 and December 31, 2021 mainly comprised a loan with principal amount of IDR10,600,000,000 and bearing an interest rate of 6% per annum. The loan was with a term of 5 years and will expire in April 2022. The loan was classified as current liability as of June 30, 2021 and December 31, 2021, equivalent to RMB4,748,000 and RMB4,755,000 on June 30, 2021 and December 31, 2021, respectively.
(iii)	The long-term borrowings from existing non-controlling interest shareholders outstanding as at June 30, 2021 and December 31, 2021 represented two loans:
●	a loan obtained in a subsidiary acquired during the year ended June 30, 2021 with principal amount of SGD1,350,000 (equivalent to RMB6,484,000 on June 30, 2021). The loan bears an interest rate of 3% per annum and as agreed with the lender. As agreed with the lender, the loan is not required to be repaid until certain performance conditions are met by the subsidiary. As of June 30, 2021 and December 31, 2021, such performance conditions were not expected to be met within one year.

●	a loan with principal amount of USD20,000 (equivalent to RMB128,000 on June 30, 2021) and bearing interest rate of 9% per annum. The loan was with a term of 5 years and will expire in December 2022. The loan was reclassified as current liabilities as of December 31, 2021.

Information about the Group’s exposure to interest rates, foreign currency and liquidity risks is included in Note 31.

(b) Terms and repayment schedule

At the end of reporting periods, the loans and borrowings were repayable as follows:

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Within 1 year or on demand	13,669	5,182
After 1 year but within 2 years	442	—
After 2 years but within 5 years	1,297	6,369
More than 5 years	5,186	—
	6,925	6,369
	20,594	11,551

25 Trade and other payables

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Trade payables	624,688	735,029
Payroll payable	63,621	95,054
Accrued expenses	155,698	195,949
Other taxes payable	20,633	110,943
Deposits	1,833,516	1,875,173
Amounts due to related parties (Note 34(c))	7,490	11,977
Others	103,536	164,961
	2,809,182	3,189,086

Information about the Group’s exposure to currency and liquidity risks is included in Note 31.

The credit period granted by suppliers is 30 to 60 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

26 Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at June 30, 2021		As at December 31, 2021
	Present		Present
	value of the		value of the
	minimum lease	Total minimum	minimum lease	Total minimum
	payments	lease payments	payments	lease payments
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	321,268	342,211	268,425	282,543
After 1 year but within 2 years	203,467	217,229	172,747	184,583
After 2 years but within 5 years	239,995	277,726	201,844	232,372
After 5 years	39,682	54,848	36,713	50,058
	483,144	549,803	411,304	467,013
	804,412	892,014	679,729	749,556
Less: total future interest expenses		(87,602)		(69,827)
Present value of lease liabilities		804,412		679,729

27 Deferred income

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Deferred income from depositary bank
Non-current portion	20,005	16,729
Current portion	6,060	5,980
	26,065	22,709

The amount was amortized using the straight-line method over a five-year arrangement period. During the six months ended December 31, 2021, the Company recorded RMB3,056,000 in other income.

28 Capital and reserves

(a) Share capital and additional paid-in capital

(i) During the six months ended December 31, 2021, 2,601,944 of restricted shares and options were vested and exercised, and were released from treasury shares into Class A ordinary shares.

(ii) As of June 30, 2021 and December 31, 2021, analysis of the Company’s issued shares including treasury shares reserved for the share award scheme, was as follows:

	As at June 30, 2021 and December 31, 2021
	Number of
	shares	Share capital
		RMB’000
Class A ordinary shares	897,275,873	69
Class B ordinary shares	328,290,482	23
	1,225,566,355	92

(b) Treasury shares

As the Company has the power to govern the relevant activities of the twelve special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under the 2020 Share Award Scheme, the twelve special purpose vehicles were consolidated and the ordinary shares issued to these special purposed vehicles are treated as treasury shares until they are granted to employees and become vested.

During the six months ended December 31, 2020 and 2021, additional considerations of RMB973,000 and nil were received from the special purpose vehicles.

On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022. In December 2021, the Company repurchased 809,040 Class A ordinary shares at an average price of USD2.45 per share for a total consideration of USD1.98 million (equivalent to RMB12,604,000).

(c) Dividends

During the six months ended December 31, 2021, dividends of US$0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), in respect of the fiscal year ended June 30, 2021 were declared and paid by the Company. The dividends were distributed from capital reserve. No interim dividends were declared or paid by the Company. Nor were interim dividends declared or paid after the interim period.

29 Equity settled share-based payments

The Group has adopted two share-based compensation plans, namely, the 2020 Share Award Scheme and the 2020 Option Plan.

(a) The 2020 Share Award Scheme:

Movements in the number of restricted shares granted to employees during the six months ended December 31, 2021 are as follows:

			Weighted-
			average
		Weighted-	grant date
		average	fair value
	Number of	exercise price	US$ per
	restricted	US$ per restricted	restricted
	shares	share	share
Outstanding as of July 1, 2021	5,755,788	0.036	7.67
Vested during the period	(2,114,000)	0.036	7.67
Forfeited during the period	(1,001,056)	0.036	7.67
Outstanding as of December 31, 2021	2,640,732	0.036	7.67

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for these share-based awards granted to the Group’s employees were RMB149,603,000 and RMB3,099,000 for the six months ended December 31, 2020 and 2021, respectively.

(b) The 2020 Option Plan

The option activities during the six months ended December 31, 2021 are summarized as follows:

			Weighted-
		Weighted-	average
	Number of	average	grant date
	options	exercise price	fair value
		US$ per share	US$ per share
Outstanding at July 1, 2021	12,400,836	0.036	3.71
Granted
Exercised	(487,944)	0.036	4.03
Forfeited	(695,000)	0.036	4.20
Outstanding at December 31, 2021	11,217,892	0.036	3.67
Exercisable at December 31, 2021	1,465,092	0.036	3.78
Non-vested at December 31, 2021	9,752,800	0.036	3.65

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees were RMB66,774,000 and RMB47,301,000 for the six months ended December 31, 2020 and 2021, respectively.

30 Acquisition of a subsidiary

Acquisition of assets and liabilities through acquisition of a subsidiary

As disclosed in Note 17, the Company previously held 20% equity interest in YGF Investment and such investment was accounted for using equity method. On October 27, 2021, the Company acquired the remaining 80% equity interest in YGF Investment from YGF MC Limited at a total consideration of RMB694,479,000. As of December 31, 2021, the consideration has been fully settled. Upon completion of the acquisition, YGF Investment has become a wholly-owned subsidiary of the Group.

The major assets of YGF Investment comprised the land use right of and prepayments for the construction project of a new headquarter building. Substantive process did not commence as at the date of acquisition. The directors of the Company determined that the transaction constituted an acquisition of assets and liabilities through acquisition of a subsidiary as opposed to a business acquisition. As such transaction is a step acquisition, the previous 20% equity interest was included as part of the cost of the acquisition and was not remeasured at the date of acquisition.

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

RMB’000
Property, plant and equipment	10,290
Right-of-use assets	1,781,595
Prepayments for construction project relating to headquarter building	200,000
Trade and other receivables	58
Cash and cash equivalents	10,996
Trade and other payables	(964,558)
Total identifiable net assets acquired	1,038,381

Total consideration transferred:

RMB’000
Cash	694,479
Add: carrying amount of the Group’s previously held equity interest in YGF Investment at the date of acquisition	343,902
1,038,381

Analysis of net cash outflow of cash and cash equivalents in respect of the acquisition of YGF Investment:

RMB’000
Cash considerations paid	694,479
Less: cash and cash equivalents acquired	(10,996)
Net cash outflow	683,483

The value of identifiable net assets acquired was determined by the directors of the Company with reference to the valuation carried out by an independent valuer, Jones Lang LaSalle. The fair value of net assets acquired at the date of acquisition was not materially different from its carrying amount.

31 Financial risk management and fair values

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade and other receivables. The Group’s exposure to credit risk arising from cash and cash equivalents and restricted cash is limited because the counterparties are banks and financial institutions with high-credit-quality, for which the Group considers having low credit risk.

Trade receivables

The Group’s trade receivables mainly derive from sales of goods to distributors. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2021 and December 31, 2021, 39% and 43% of the total trade receivables were due from the Group’s five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

	As at June 30, 2021
	Expected	Gross carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000
Current (not past due)	2%	236,210	(4,827)
Less than 90 days past due	5%	38,141	(1,907)
91 - 270 days past due	12%	27,838	(3,341)
271 - 450 days past due	26%	25,055	(6,514)
451 - 810 days past due	58%	10,347	(6,001)
More than 810 days past due	100%	19,205	(19,205)
		356,796	(41,795)
Additional loss allowance due to specific consideration on certain distributors		18,032	(18,032)
		374,828	(59,827)

	As at December 31, 2021
	Expected	Gross carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000
Current (not past due)	2%	259,415	(5,364)
Less than 90 days past due	5%	63,036	(3,196)
91 - 270 days past due	14%	38,366	(5,195)
271 - 450 days past due	30%	13,059	(3,896)
451 - 810 days past due	86%	17,058	(14,603)
More than 810 days past due	100%	18,281	(18,281)
		409,215	(50,535)
Additional loss allowance due to specific consideration on certain distributors		26,529	(26,529)
		435,744	(77,064)

Loss allowances of RMB26,529,000 for trade receivables from certain overseas distributors were made during the six months ended December 31, 2021 due to deterioration of financial status of these distributors.

Expected loss rates are based on actual loss experience over the past 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of trade receivables during the reporting periods presented is as follows:

RMB’000
Balance at July 1, 2021	(59,827)

Credit loss recognized during the period	(16,463)
Exchange adjustment	(774)
Balance at December 31, 2021	(77,064)

The following significant changes in the gross carrying amounts of trade receivables, higher expected loss rate and changes in additional loss allowance due to specific consideration on certain distributors contributed to the increase in the loss allowance during the six months ended December 31, 2021:

●	Increase in trade receivables past due but less than 270 days resulted in an increase in loss allowance of RMB3,680,000.
●	Higher expected loss rate for trade receivables past due 451 - 810 days.

●	Increase in additional loss allowance of RMB8,497,000 for trade receivables due from certain overseas distributors due to deterioration of their financial condition.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

In determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no credit loss allowance of other receivables is considered necessary by management as of June 30, 2021 and December 31, 2021.

(b) Liquidity risk

As at June 30, 2021 and December 31, 2021, the Group’s net current assets amounted to RMB5,716,232,000 and RMB4,014,560,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the six months ended December 31, 2020 and 2021, the Group had net cash generated from operating activities of approximately RMB806,422,000 and RMB731,741,000, respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any.

The following tables show the remaining contractual maturities at the end of the periods presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of the period presented) and the earliest date the Group can be required to pay.

		More than	More than
	Within 1	1year but	2 years but			Carrying
	year or on	less than	less than	More than		amount at
	demand	2 years	5 years	5 years	Total	June 30, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	2,809,182	—	—	—	2,809,182	2,809,182
Loans and borrowings	13,944	641	1,880	5,770	22,235	20,594
Lease liabilities	342,211	217,229	277,726	54,848	892,014	804,412
Total	3,165,337	217,870	279,606	60,618	3,723,431	3,634,188

		More than	More than
	Within 1	1 year but	2 years but			Carrying
	year or on	less than	less than	More than		amount at
	demand	2 years	5 years	5 years	Total	December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	3,189,086	—	—	—	3,189,086	3,189,086
Loans and borrowings	5,384	191	1,847	5,572	12,994	11,551
Lease liabilities	282,543	184,583	232,372	50,058	749,556	679,729
Total	3,477,013	184,774	234,219	55,630	3,951,636	3,880,366

(c) Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

(i) Interest rate profile

The following table details the interest rate profile of the Group’s loans and borrowings and cash and cash equivalents at the end of the reporting periods presented:

	As at June 30, 2021		As at December 31, 2021
	Effective		Effective
	interest rate		interest rate
	%	RMB’000%		RMB’000
Fixed rate instruments:
Cash equivalents (Note 21)		—		—
Cash at bank (Note 21)	2%	201,488	2%~5%	732,606
Loans and borrowings (Note 24)	0%~9%	(20,594)	0%~9%	(11,551)
		180,894		721,055

Variable rate instruments:
Cash at bank (Note 21)	0%~3%	6,569,616	0%~3%	4,418,170
		6,569,616		4,418,170

(ii) Sensitivity analysis

At December 31, 2021, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have decreased/increased the Group’s loss for the period and accumulated losses by approximately RMB41,136,000.

(d) Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars, Euros and Hong Kong Dollars. The Group manages this risk as follows:

(i) Exposure to currency risk

The following table details the Group’s exposure at the end of the reporting periods to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Renminbi, translated using the spot rate at the period-end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2021
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	20,423	—	—	—	1,818
Cash and cash equivalents	402,563	19,927	2,728	601,491	1,306
Trade and other payables	(24,760)	(4,526)	(23,968)	—	(17)
Loans and borrowings	(6,613)	—	—	—	—
Net exposure arising from recognized assets and liabilities	391,613	15,401	(21,240)	601,491	3,107

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at December 31, 2021
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	15,546	1,495	—	—	24
Cash and cash equivalents	659,418	47,245	4,668	403,114	782
Trade and other payables	(48,512)	(6,026)	(15,592)	—	—
Loans and borrowings	(6,496)	—	—	—	—
Net exposure arising from recognized assets and liabilities	619,956	42,714	(10,924)	403,114	806

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group’s (loss)/profit after tax (and accumulated loss) that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant.

	As at December 31, 2021
		Effect on
	Increase/	profit for the
	(decrease) in	period and
	foreign	accumulated
	exchange rates	losses
	%	RMB’000
United States Dollars	1%	5,233
	(1)%	(5,233)
Euros	1%	519
	(1)%	(519)
Hong Kong Dollars	1%	(91)
	(1)%	91
Renminbi	1%	4,030
	(1)%	(4,030)
Others	1%	7
	(1)%	(7)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and equity measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting periods for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

(e) Fair value measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
●	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
●	Level 3 valuations: Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date:

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2021 categorized into
	2021	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
—Other investments	102,968	—	102,968	—

	Fair value at	Fair value measurements as at
	December 31,	December 31, 2021 categorized into
	2021	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
—Other investments	208,289	—	208,289	—

During the six months ended December 31, 2021, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of reporting period in which they occur.

The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss.

(ii) Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2021 and December 31, 2021 because of the short-term maturities of these financial instruments.

32 Commitments

(a)	Capital commitments outstanding as at period end not provided for in the financial statements were as follows:

	As at	As at
	June 30,	December 31,
	2021	2021
	RMB’000	RMB’000
Contracted purchase of software	5,182	1,821
Contracted purchase of property	101,779	—
Contracted purchase of construction projects	—	852,834
Contracted purchase of property improvements	21,679	—
Contacted for	128,640	854,655
Authorized but not contracted for	—	15,713

Total	128,640	870,368

33 Contingencies

(a) The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Limited (“Mingyou”), being a subsidiary of the Group’s equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou,on November 26, 2020, MINISO (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall. On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB160,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022.

The directors have assessed that, based on actual relevant taxes and surcharges paid and payable during the calendar year of 2021, the above entities have met the commitment for the calendar year of 2021 and therefore MINISO Guangzhou is not required to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of December 31, 2021.

(b) Lawsuit regarding employees’ compensation dispute

During the year ended June 30, 2020, certain former employees (“Plaintiffs”) of our oversea subsidiaries in the U.S. filed a complaint regarding employees’ compensation dispute. In response to this matter, the Group involved a representative attorney to process settlement discussions with the Plaintiffs.

As of December 31, 2021, the matter has been tentatively jointly settled and is subject to court approval. A provision amounting to USD1,250,000 (equivalent to RMB8,090,000) was made based on the expected settlement amount accordingly.

34 Material related party transactions

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Mr. Ye Guofu	Controlling shareholder

MINI Investment Holding Limited	Under common control of the controlling shareholder

Shanghai Kerong Networks Limited	Significantly influenced by the controlling shareholder

Shenzhen Zhizhi Brand Incubation Limited (iii)	Significantly influenced by the controlling shareholder

Miniso Lifestyle Nigeria Limited (i)	Under common control of the controlling shareholder

MINISO Lifestyle Proprietary Limited (i)	Under common control of the controlling shareholder

Wow Color Beauty Guangdong Technology Limited	Under common control of the controlling shareholder

Nome Design (Guangzhou) Limited (i)	Under common control of the controlling shareholder

Haydon (Shanghai) Technology Co., Ltd.	Under common control of the controlling shareholder

199 Global Holding (Guangzhou) Limited	Under common control of the controlling shareholder

Mingyou (ii)	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Service Co., Ltd.	Under common control of the controlling shareholder

ACC Super Accessories Shenzhen Technology Limited	Significantly influenced by the controlling shareholder

Henhaohe Tea Guangdong limited	Under common control of the controlling shareholder

OasVision International Limited	Under common control of the controlling shareholder

Notes:

(i)	MINISO Lifestyle Proprietary Limited, Miniso Lifestyle Nigeria Limited and Nome Design (Guangzhou) Limited were subsidiaries of the Group prior to January 2020. They were sold to companies ultimately owned by Mr. Ye Guofu during the period from December 2019 to February 2020 and have become related parties of the Group since then.
(ii)	Mingyou is a subsidiary of YGF Investment, which was an equity accounted investee of the group prior to October 27, 2021. On October 27, 2021, the Group acquired the remaining 80% interest in YGF investment, YGF investment and Mingyou became wholly-owned subsidiaries of the Group since then. (see Note 17).
(iii)	The controlling shareholder sold its equity interests in Shenzhen Zhizhi Brand Incubation Limited to a third party on September 25, 2021. Shenzhen Zhizhi Brand Incubation Limited was no longer a related party of the Group since then.

(b) Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Short-term employee benefits	4,372	8,146
Equity-settled share-based payment expenses (Note 29)	39,727	—
	44,099	8,146

(ii) Other transactions with related parties

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Proceeds from repayment from related parties
—MINI Investment Holding Limited	9,508	—
—Nome Design (Guangzhou) Limited	5,205	—
Sales of lifestyle products
—Miniso Lifestyle Nigeria Limited	5,312	—
—OasVision International Limited	—	7,471
Provision of information technology support and consulting services
—Haydon (Shanghai) technology Co., Ltd.	—	2,878
—Wow Color Beauty Guangdong Technology Limited	—	4,030
—ACC Super Accessories Shenzhen Technology Limited	—	2,725
—Henhaohe Tea Guangdong Limited	—	7,040
Purchase of lifestyle products
—Shanghai Kerong Networks Limited	21,284	8,331
—Shenzhen Zhizhi Brand Incubation Limited	16,129	4,407
—Wow Color Beauty Guangdong Technology Limited	—	399
—Nome Design (Guangzhou) Limited	581	—
—Haydon (Shanghai) technology Co., Ltd.	—	39
—199 Global Holding (Guangzhou) Limited	9	190
Provision of guarantee for a subsidiary of the equity-accounted investee
—Mingyou (i)	—	160,000
Purchase of catering services
—Guangzhou Chuyunju Catering Service Co., Ltd.	3,959	6,395

Notes:

(i)	On January 25, 2021, MINISO Guangzhou provided a performance guarantee to a local government for the commitment of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou (see Note 33).

(c) Balances with related parties

	As at June 30,	As at December 31,
	2021	2021
	RMB’000	RMB’000
Included in trade and other receivables from related parties:
Trade related:
— Henhaohe Tea Guangdong limited	795	2,348
—ACC Super Accessories Shenzhen Technology Limited	996	636
—OasVision International Limited	—	2,040
	1,791	5,024

Included in trade and other payables to related parties:
Trade related:
—Shanghai Kerong Networks Limited	1,438	1,853
—Shenzhen Zhizhi Brand Incubation Limited	1,135	—
—Wow Color Beauty Guangdong Technology Limited	—	179
—Haydon (Shanghai) Technology Co., Ltd.	1,010	39
—199 Global Holding (Guangzhou) Limited	94	—
—Guangzhou Chuyunju Catering Service Co., Ltd.	3,813	9,906
	7,490	11,977

35 Company level financial information

The following presents condensed parent company financial information of the Group.

(i) Condensed statement of profit or loss

	For the six months ended
	December 31,
	2020	2021
	RMB’000	RMB’000
Other income	1,257	3,056
General and administrative expenses	(495)	(8,023)
Other net income	33,639	12,246
Operating profit	34,401	7,279
Finance income	562	1,845
Finance costs	(2)	—
Net finance income	560	1,845
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—
Share of loss of an equity-accounted investee, net of tax	—	(8,162)
(Loss)/profit before taxation	(1,590,326)	962
Income tax expense	—	—
(Loss)/profit for the period	(1,590,326)	962

(ii) Condensed statement of profit or loss and other comprehensive income

	For the six months ended
	December 31,
	2020	2021
	RMB’000	RMB’000
(Loss)/profit for the period	(1,590,326)	962
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of the Company	(143,594)	(39,826)
Other comprehensive loss for the period	(143,594)	(39,826)
Total comprehensive loss for the period	(1,733,920)	(38,864)

(iii) Condensed statement of financial position

		As at June 30,		As at December 31,
	Note	2021		2021
		RMB’000		RMB’000
ASSETS
Non-current assets
Interest in an equity-accounted investee		352,062		—
Investments in subsidiaries
—Cost-accounted investments in subsidiaries		—	*	2,034,450
—Amounts due from subsidiaries		3,887,724		2,349,220
		4,239,786		4,383,670
Current assets
Other receivables		3,031		21,056
Cash and cash equivalents		925,638		402,937
		928,669		423,993
Total assets		5,168,455		4,807,663
EQUITY
Share capital	28(a)	92		92
Additional paid-in capital	28(a)	8,289,160		7,982,522
Other reserves		(1,721,689)		(1,773,450)
Accumulated losses		(1,428,887)		(1,427,926)
Total equity		5,138,676		4,781,238
LIABILITIES
Non-current liabilities
Deferred income		20,005		16,729
		20,005		16,729
Current liabilities
Other payables		3,714		3,715
Deferred income		6,060		5,980
		9,774		9,695
Total liabilities		29,779		26,424
Total equity and liabilities		5,168,455		4,807,662

Note:

*	The amount was less than RMB1,000.

(iv) Condensed statement of cash flow

	For the six months ended December 31,
	2020	2021
	RMB’000	RMB’000
Net cash from/(used in) operating activities	40,916	(13,005)
Net cash used in investing activities	(3,017,678)	(176,524)
Net cash from/(used in) financing activities	4,181,655	(331,615)
Net increase/(decrease) in cash and cash equivalents	1,204,893	(521,144)
Cash and cash equivalents at beginning of the period	153,889	925,638
Effect of movements in exchange rates on cash held	(10,970)	(1,557)
Cash and cash equivalents at end of the period	1,347,812	402,937

36 Subsequent events

Under the share repurchase program approved by the board of directors on December 21, 2021, the Company had repurchased 4,722,236 Class A ordinary shares at an average price of USD2.02 per share for a total consideration of USD9.55 million during the period from January 1, 2022 to June 20, 2022.